Mail Stop 4561

May 12, 2009

Mark Rentschler
Chief Executive Officer
Darwin Resources, Inc.
2202 N. West Shore Blvd., Suite 200
Tampa, FL 33607

   Re: **Darwin Resources, Inc.**
      Form 8-K Filed April 10, 2009
      File No. 000-21369

Dear Mr. Rentschler:

  We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

         Sincerely,

         Craig Wilson
         Senior Assistant Chief Accountant